

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 10, 2009

Via U.S. mail and facsimile

Mr. Michael L. Krall
President and Chief Executive Officer
PURE Bioscience
1725 Gillespie Way
El Cajon, CA 92020

> **RE: Form 10-K for the fiscal year ended July 31, 2008**
> **Form 10-Q for the fiscal period ended January 31, 2009**
> **File No. 001-14468**

Dear Mr. Krall:

We have reviewed your response letter dated March 24, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 19</u>

1. We note your response to comment 7 from our letter dated March 9, 2009. Since your future profitability relies significantly upon third parties to market and distribute your products, please revise your proposed future filing disclosures to explain in detail the actions you are taking to attract reliable distributors to market and distribute your products.

* * * *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant